UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
GMARKET INC.

(Name of Subject Company)
GMARKET INC.

(Name of Person(s) Filing Statement)
Common stock, par value KRW 100 per share
American depositary shares, as evidenced by American depositary receipts, each representing one share of common stock

(Title of Class of Securities)
The Common Stock, which is not traded on U.S. markets, has not been assigned a
CUSIP number.
The CUSIP number for the related American depositary shares is 38012G100.

(CUSIP Number of Class of Securities)
Duckjun (D.J.) Lee
Senior Managing Director and Chief Financial Officer
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea
82-2-1566-5701

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the persons filing statement)
with copies to:

Robert B. Robbins, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037-1122 (202) 663-8136	Mark J. Lee, Esq. Orrick, Herrington & Sutcliffe LLP 43rd Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2218 9118	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 (415) 773-5830

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Public Notice for Record Date and Closing of Shareholders’ Ledger
Pursuant to Article 354 of Commercial Code of Korea and Article 15 of our Articles of Incorporation, this notice is intended to publicly notify that we, the Company as indicated below, shall set a record date for purpose of confirming the shareholders who shall exercise their respective voting right at an extraordinary general shareholders’ meeting that shall be convened on 29 May, 2009 and further suspend any entry of changes in shareholders’ ledger including without limitation to transfer, register and deregister of pledge, and indication of a trust estate and deregistration thereof.
1.	Record Date: 4 May, 2009

2.	Suspension period of transfer: From 5 May, 2009 to 12 May, 2009
17 April, 2009
Gmarket Inc.
9th Floor LIG Insurance Co., Ltd. Gangnam Bldg. 649-11 Yeoksam-dong, Gangnam-gu Seoul
Representative Director Young Bae Ku
Transfer Agent Chief Executive Director of Korea Securities Depository Soo Hwa Lee

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